Exhibit 12.1
ALLIS-CHALMERS ENERGY INC AND SUBSIDIARIES
Calculation of Ratio of Earnings to Fixed Charges

								Six Months Ended
	Year Ended December 31,							June 30,
	2001		2002		2003	2004	2005	2005	2006

Earnings
Net income before minority interest and income taxes	(2,273)		(3,699)		3,640	1,723	9,007	4,153	17,099

Fixed Charges
Interest and debt expense (a)	869		2,549		3,000	3,624	5,596	1,385	7,885
Interest portion of rent expense (b)	9		30		37	58	99	49	105

Fixed Charges	878		2,579		3,037	3,682	5,695	1,434	7,990

Adjusted Earnings	(1,395)		(1,120)		6,677	5,405	14,702	5,587	25,089

Ratio of Earnings to fixed charges	(1.6	)x	(0.4	)x	2.2x	1.5x	2.6x	3.9x	3.1x

(a)	Interest expense includes interest expense on debt and amortization of deferred finance costs and debt discount.

(b)	Interest portion of rent expense represents the portion of rental expense which we estimate as an interest component.